FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

December, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record No. 0114

Santiago, December 9, 2015

Ger. Gen. N° 191 /2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:

 (i) SVS Official Letter No.26,428 dated November 27, 2015, and (ii) SVS Official Letter No. 26,625 dated December 1, 2015 (the “Official Letters”).

Dear Sir,

Regarding the responses to the  Official Letters of the reference, sent on December 1 and 2, 2015 respectively to the Superintendence of Securities and Insurance (the “SVS”) and communicated at the time as significant event to the Official Letter (i) of reference and how responded the Official Letter to the Official  Letter (ii) of reference (the “Endesa Responses”), I hereby inform you that the Board of Directors of the Company (“Endesa Chile”) met today and a majority of the Directors approved the Endesa Responses in all their parts and with the dissenting vote of the Directors Mrs. Marshall and Messrs. Atton, Cibié and Lamarca.

The Directors Mrs. Isabel Marshall and Messrs.Enrique Cibié, Felipe Lamarca and Jorge Atton have justified their dissenting vote by stating the following:

With respect to point 1 of the Official Letter

Regarding the response of the Management to point 1(i) of SVS Letter No. 26,428 dated November 27, 2015, the “Official Letter”, relating to whether the commitments assumed by Enel in the letter dated November 23, 2015 have a binding nature and would be fully enforceable in the event of non-compliance, the signatories believe that the Management adheres to the opinion of the lawyers of Enel. The reasonable course would have been that the Management has consulted to independent legal advisers. In any event, the most important for the signatories is not whether or not those declarations are enforceable but the content of such declarations, as explained with respect to point 1(ii).

Regarding the Management’s response to point 1(ii) of the Official Letter, the signatories reiterate what was stated at the Board of Directors’ meeting held on November 24, 2015, in the sense that Enel’s proposal presents various issues. First, the agreement is subject to the Corporate Reorganization in “all its instances or phases” being successful, i.e. would not apply if the merger does not take place.  Second, it is simply a promise to “negotiate” or “promote one or more of its subsidiaries to negotiate” with Endesa Chile, i.e. there is no commitment to sign a defined agreement but simply to negotiate. Such negotiations could  possibly extend indefinitely over time, never conclude or be subject to conditions onerous for Endesa Chile.  Third, it limits the Endesa Chile’s participation in the different projects to a maximum of 40%. Fourth, it states that Enel will acquire the renewable projects of Endesa Chile at “project value”, leaving open the price which Endesa Chile should pay to acquire its interest in the assets and projects of Enel.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

The Management’s response does not explicitly refer to any of these points. Therefore, the signatories reiterate what was stated in the report of Endesa’s Directors’ Committee and the Board of Directors’ meeting held on November 5, in the sense that first the conflict of interest that the activities of Enel Green Power in the country represent to Endesa Chile should be regulated satisfactorily for the future, through obligation that are easily monitored and enforceable, and second that Endesa Chile should be the principal growth vehicle in electricity generation. In the opinion of the signatories, for the reasons given, the proposal of Enel, regardless, of whether it is legally enforceable according to its terms, does not properly satisfy these requirements.

In the opinion of these Directors, the way to safeguard the interests of Endesa in the future is to merge the assets in Chile of Endesa with those of Enel Green Power or its successor.

With respect to point 2 of the Official Letter

Regarding the Management’s response to point 2 of the Official Letter, relating to whether the intention of Enersis to make a tender offer for all of the shares and ADRs of the future Endesa Américas would be enforceable against Enersis, the signatories believe that the Management gives a legal opinion without calling for the opinion of an independent expert to justify it. In the opinion of these Directors, it would be reasonable to have consulted independent legal advisers. In any event, the most important for the signatories is not whether or not this intention is enforceable but if such tender offer, as proposed,  is or is not suitable for resolving the basic problem.

While at the Board of Directors’ meeting held on November 24, 2015 the signatories said that the announced tender offer would be “conceptually” beneficial, as it would mitigate the risk relating to uncertainty about the exercise price of the right to withdraw,  the tender offer as proposed by Enersis presents two problems.

First, as we said on November 24, 2015, the price of 236 Chilean pesos per share is insufficient. Regarding the tender offer of Enersis: “as informed by Enersis, this price has been calculated on the basis of the average market price over the last three months of Endesa Chile, weighted by the relative weight of Américas estimated by Tyndall, adviser to the Endesa Chile Directors’ Committee (c. 28%)”.  When consulting the Tyndall report after the Board of Directors’ meeting held on November 24, we noted that the implicit weighting attributed by Tyndall for the future Endesa Américas was 35% and not 28% with which, using the related valuation of Tyndall as criterion, the tender offer price should be close to 295 Chilean pesos per share. This price would also coincide with the price indications given by market analysts after the Enersis announcement, confirming that the Enersis proposal is low.

Second, as warned at the Board of Directors’ meeting held on November 24, the tender offer would only proceed if the merger is approved by the shareholder meetings of Endesa Américas, Enersis Américas and Chilectra Américas and therefore provides no protection if the merger does not occur, in which case the share of Endesa Américas would be little attractive as it would involve a collection of interests without its own business identity or organizational structure. No mitigation measure whatsoever has been proposed with respect to this risk.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

With respect to point 3 of the Letter

Regarding the Management’s response to point 3 of the Official Letter, relating to (i) what would be the consideration of Endesa Chile with respect to the compensation commitment, and (ii) the legal figure that would be used to carry out this commitment, we believe that the Management’s response should be limited to the indicated in the first paragraph, i.e. that these aspects may only be detailed at the time that the negotiation takes place, to which we would add “subject to its study by independent experts”.

Although the SVS does not ask it directly, while it does so with respect to the first two points, in the case of the third point, the enforceability of the proposal of compensation of the tax charge incurred by Endesa Chile due to the division proposed by the Corporate Reorganization and which would be compensated by Enersis, could also be asked. This compensation is conditioned to the approval of the merger by Endesa Américas, regardless of its terms, and the obtaining of tax benefits by Enersis with which to compensate the cost to Endesa, which would open a potential tax charge for Endesa and thus be against the Company’s best interest.

The Board of Directors unanimously resolved to make available to all shareholders and the market in general two legal opinions on the binding nature of the commitments that Enel S.p.A. has made, which have been the subject of several material information reports. Both the secretary to the Board of Directors of Enel S.p.A., Claudio Sartorelli, and one of the  principal law firms in Italy, Chiomenti Studio Legale, represented by its partner the jurist Michele Carpinelli, have pointed out the binding nature under Italian law of Enel’s commitments in the terms in which they are written.

We reproduce the letter sent by the Secretary of Enel S.p.A.:

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Enel

00198 Roma, Viale Regina Margherita 137
T +390683052616 - F +390683053659

IL SEGRETARIO DEL CONSIGLIO DI AMMINISTRAZIONE

DECLARACIÓN

Yo, el abajo firmante, Claudio Sartorelli, en mi condición de Secretario del Consejo de Administración de Enel S.p.A. con domicilio en Roma, Viale Regina Margherita 137 certifico

por medio de la presente que:

- de conformidad con la decisión adoptada por el Consejo de Administración de Enel S.p.A. en su sesión celebrada el día 17 de noviembre de 2015, en relación con la operación de reorganización societaria de Enersis y de sus sociedades controladas en Sudamérica,

- de conformidad con el poder que dicho Consejo de Administración, en el ámbito de dicha decisión, ha otorgado a favor de la Presidente Doña Maria Patrizia Grieco para suscribir las declaraciones relativas a los compromisos asumidos por Enel para la realización de dicha reorganización, incluyendo expresamente la delegación de dicha facultad,

- de acuerdo con la delegación conferida por la Presidente de Enel Doña Maria Patrizia Grieco con fecha 23 de noviembre de 2015 (con base en la mencionada decisión) a favor de Don Giulio Fazio para suscribir las mencionadas declaraciones,

Don Giulio Fazio se encuentra plenamente investido de facultades para suscribir las declaraciones enviadas con fecha 23 de noviembre de 2015 y 25 de noviembre de 2015 al Presidente de Enersis S.A., Don Francisco de Borja Acha Besga, en relación con los compromisos asumidos por Enel en el ámbito de la mencionada reorganización.

En fe de todo lo anterior,

Claudio Sartorelli

Roma, 25 de noviembre de 2015

Enel SpA Sede Legale 00198 Roma, Viale Regina Margherita 137 Registro Imprese di Roma e Codice Fiscale [illegible] R.E.A. [illegible] Partita IVA [illegible]
Capitale Sociale Euro [illegible] i.v.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

In addition, the following reproduces the content of the legal opinion of the jurist Mr. Carpinelli, translated into English:

Dear Sirs,

I have examined:

-          The text of the resolution adopted by the Board of Directors of Enel S.p.A. at its meeting held on November 17, 2015; in particular, the content of the obligations assumed by Enel S.p.A. in relation to the Corporate Reorganization of Enersis, together with the implications of these obligations in benefit of the minority shareholders of the companies taking part in the Corporate Reorganization operation;

-          The content of the resolution adopted at the mentioned Board of Directors’ meeting of Enel S.p.A., in which the assumption is expressly authorized by Enel S.p.A. and by Enersis, in what competes to them, of the obligations and also the content of the resolution to grant powers to the Chairman of the Board of Directors of Enel S.p.A., with express powers of delegation, for the signing of the declaration on such obligations;

-          The declaration of the lawyer Claudio Sartorelli, as secretary to the Board of Directors of Enel S.p.A, the provision by the Chairman of the Board of Directors of Enel S.p.A on November 23, 2015 by which the Chairman of the Board of Directors, on the basis of the powers of sub-delegation granted through the resolution in question (and in particular on the basis of the express power of sub-delegation granted to the Chairman of the Board of Directors) has conferred, in accordance with Italian legislation, a specific mandate with representation to the lawyer Julio Fazio for the signing on behalf and for the account of Enel S.p.A. of the declarations on the obligations referred to;

-          The communications sent by the lawyer Giulio Fazio and addressed to lawyer Borja Acha Besga.

On the basis of the above, I express my legal opinion that the obligations assumed by Enel S.p.A. are valid, effective and binding, having been subject to the specific and analytic authorization by the Board of Directors of Enel S.p.A.

I also express the legal opinion that the acts signed by the lawyer Giulio Fazio on the basis of the powers specifically granted to him by the Chairman of the Board of Directors of Enel S.p.A. (in turn based on powers granted to her by the Board of Directors of Enel S.p.A.) are valid and effective reproducing the above-mentioned obligations of Enel S.p.A., as has been said, valid, effective and binding on Enel S.p.A.

Lawyer Michele Carpinelli

Chiomenti Studio Legale

Rome, December 2, 2015

-

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

The Board of Directors also unanimously resolved to warn that, according to the Significant Event of Enersis S.A. dated December 2, 2015, the author of the commitments mentioned is Enel S.p.A. and not Enersis S.A., and it does not correspond to the Board of Directors of Enersis S.A. to amend or expand the content of such commitments.

Sincerely yours,

Valter Moro

Chief Executive Officer

Empresa Nacional de Electricidad S.A.

c.c.       Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Bank Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: December 14, 2015